===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,            August                             2006
                             -----------------------------     ----------------
Commission File Number       000-23464
                             -----------------------------     ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                         Form 20-F                  Form 40-F      X
                                  ----------------           ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                              No   X
                             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


  Document
      1          Letter to shareholders, dated August 14, 2006.
      2          Interim unaudited consolidated financial statements and notes thereto for the quarter and nine months ended June 30, 2006.
      3          Management's Discussion and Analysis for the quarter and
                 nine months ended June 30, 2006.
      4          Form 52-109F2 Certifications of Interim Filings.
      5          Press Release, dated August 14, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                    DOCUMENT 1

                                                        [LOGO GRAPHIC OMITTED]


                                                        Hummingbird Ltd.
                                                        1 Sparks Avenue
                                                        Toronto, Ontario M2H 2W1
                                                        Canada
                                                        Tel. (416) 496-2200
                                                        Fax (416) 496-2207



August 14, 2006


Dear Hummingbird Shareholder:

THIRD QUARTER - THREE AND NINE MONTHS ENDED JUNE 30, 2006

We enclose the following information for the quarter ended June 30, 2006:

    o Financial Statements and accompanying Notes, prepared using U.S. GAAP and in U.S. dollars;

    o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

    o Press release dated August 14, 2006 reporting our financial results for the above period.


We thank you for your continued interest and support.


Sincerely,

/s/ Barry Litwin

Barry Litwin
President and Chief Executive Officer

Encl.

                                                                    DOCUMENT 2

             Interim Unaudited Consolidated Financial Statements of

                                HUMMINGBIRD LTD.


                  Quarter and Nine Months ended June 30, 2006


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                                  U.S. GAAP
(thousands of U.S.$)
======================================================================================================================

                                                                                As at                     As at
                                                                               June 30                 September 30
                                                                                2006                      2005
                                                                                ----                      ----
                                                                             (Unaudited)               (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $        113,021          $         84,997
  Accounts receivable                                                                60,924                    66,771
  Unbilled receivables                                                                1,417                       664
  Income taxes recoverable                                                              320                       804
  Inventory                                                                             512                       862
  Prepaid expenses                                                                    5,419                     5,350
  Other receivables                                                                   1,535                     1,528
  Current portion of deferred income taxes                                            7,873                         -
----------------------------------------------------------------------------------------------------------------------

                                                                                    191,021                   160,976
OTHER ASSETS                                                                          1,787                     2,068
FIXED  ASSETS                                                                        11,349                    11,584
DEFERRED INCOME TAXES                                                                   739                         -
GOODWILL AND OTHER INTANGIBLE ASSETS                                                204,369                   204,002

----------------------------------------------------------------------------------------------------------------------
                                                                           $        409,265          $        378,630
======================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                        $         32,059          $         33,972
  Other payable (Note 2)                                                             15,900                         -
  Current portion of other long-term liabilities                                         97                       997
  Deferred revenue                                                                   76,057                    74,035
----------------------------------------------------------------------------------------------------------------------

                                                                                    124,113                   109,004
DEFERRED INCOME TAXES                                                                10,559                    10,308
OTHER LONG-TERM LIABILITIES                                                               -                        67
----------------------------------------------------------------------------------------------------------------------

                                                                                    134,672                   119,379
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,617,449 common shares at
     June 30, 2006 and 17,418,338 common shares at
     September 30, 2005                                                             170,650                   164,907
ADDITIONAL PAID-IN CAPITAL                                                            4,663                     3,510
RETAINED EARNINGS                                                                    98,098                    91,941
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                                         1,182                   (1,107)
----------------------------------------------------------------------------------------------------------------------

                                                                                    274,593                   259,251
----------------------------------------------------------------------------------------------------------------------

                                                                           $        409,265          $        378,630
======================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS                                                                      U.S. GAAP
(thousands of U.S.$, except share data)
===========================================================================================================================

                                                                 Three Months Ended                  Nine Months Ended
                                                                     June 30                           June 30
                                                               2006               2005             2006            2005
                                                               ----               ----             ----            ----
                                                            (Unaudited)       (Unaudited)       (Unaudited)     (Unaudited)

SALES                                                      $   65,972        $   61,722        $  192,262    $    169,878
COST OF SALES                                                   8,121             7,176            24,141          20,403
--------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                   57,851            54,546           168,121         149,475
--------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                          29,223            29,246            86,641          76,188
  Research and development                                     12,340            11,738            35,642          34,137
  General and administration                                    7,963             5,929            22,938          17,709
  Restructuring charges (Note 4)                                  159             1,276             2,130           6,854
  Other charges (Note 5)                                        2,955             2,802             3,302           8,142
  Amortization of other intangible assets                       5,068             4,411            16,175          13,829
  In-process research and development expense                       -             1,251                 -           1,251
--------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                 57,708            56,653           166,828         158,110
--------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                           143            (2,107)            1,293          (8,635)

INTEREST AND OTHER INCOME, NET                                    945               827             2,656           2,096

--------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS)  BEFORE INCOME TAXES                              1,088            (1,280)            3,949          (6,539)
INCOME TAX (RECOVERY) EXPENSE (Note 7)                           (789)              594            (3,417)         (1,723)
--------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                          $    1,877      $     (1,874)    $       7,366    $     (4,816)

--------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS)  PER SHARE                           $     0.11      $      (0.11)    $        0.42    $      (0.28)
--------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS)  PER SHARE                         $     0.11      $      (0.11)    $        0.42    $      (0.28)
--------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                   17,443            17,474            17,425          17,479
--------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                         17,443            17,474            17,429          17,479
--------------------------------------------------------------------------------------------------------------------------


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                                   U.S. GAAP
(thousands of U.S.$, except share data)                                                                          (Unaudited)
============================================================================================================================

                                                                                                      Accumulated
                                                                              Additional                 Other
                                                                               Paid-in     Retained   Comprehensive
                                                    Common Shares (Note 6)     Capital     Earnings   Income (Loss)   Total
                                                     Outstanding    Amount

BALANCE AT SEPTEMBER 30, 2004                        17,448,279  $  164,521  $   3,510   $   98,819   $     (930)   $  265,920

COMPREHENSIVE LOSS
  Net loss                                                    -           -          -       (1,729)           -        (1,729)

STOCK OPTIONS EXERCISED UNDER THE ESOP                   42,169         838          -            -            -           838

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                         17,490,448     165,359      3,510       97,090         (930       265,029

COMPREHENSIVE LOSS
  Net loss                                                    -           -          -       (1,213)           -        (1,213)

STOCK OPTIONS EXERCISED UNDER THE ESOP                   20,040         392          -            -            -           392

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2005
                                                     17,510,488     165,751      3,510       95,877         (930)      264,208

COMPREHENSIVE LOSS
  Net loss                                                    -           -          -       (1,874)           -        (1,874)

SHARES REPURCHASED (Note 6)                             (95,100)       (900)                 (1,039)                    (1,939)

STOCK OPTIONS EXERCISED UNDER THE ESOP (Note 6)           2,750          52          -            -            -            52

------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 2005
                                                     17,418,138     164,903      3,510       92,964         (930)      260,447
------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE LOSS
  Net loss                                                    -           -          -       (1,023)           -        (1,023)
  Foreign currency translation adjustment                     -           -          -            -         (177)         (177)
------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPREHENSIVE LOSS                                      -           -          -       (1,023)        (177)       (1,200)
------------------------------------------------------------------------------------------------------------------------------

STOCK OPTIONS EXERCISED UNDER THE ESOP                      200           4          -            -            -             4

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2005                        17,418,338     164,907      3,510       91,941     (1,107)       259,251
------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
  Net income                                                  -           -          -          554            -           554
  Foreign currency translation adjustment                     -           -          -            -       (1,031)       (1,031)
------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPREHENSIVE INCOME (LOSS)                             -           -          -          554       (1,031)         (477)
------------------------------------------------------------------------------------------------------------------------------

SHARES REPURCHASED                                            -           -          -            -            -             -

STOCK OPTIONS EXERCISED UNDER THE ESOP                    1,250          27          -            -            -            27

STOCK-BASED COMPENSATION EXPENSE                              -           -        488            -            -           488

------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 2005                        17,419,588     164,934      3,998       92,495       (2,138)      259,289
------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
  Net income                                                  -           -          -        4,935            -         4,935
  Foreign currency translation adjustment                     -           -          -            -          829           829
------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPREHENSIVE INCOME                                    -           -          -        4,935          829         5,764
------------------------------------------------------------------------------------------------------------------------------

SHARES REPURCHASED                                      (79,300)       (751)         -       (1,209)           -        (1,960)

STOCK OPTIONS EXERCISED UNDER THE ESOP                   59,634       1,266        (40)           -            -         1,226

STOCK-BASED COMPENSATION EXPENSE                              -                    536            -            -           536

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2006                            17,399,922     165,449      4,494       96,221       (1,309)      264,855
------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
  Net income                                                  -           -          -        1,877            -         1,877
  Foreign currency translation adjustment (Note 1 d)          -           -          -            -        2,491         2,491
------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPREHENSIVE INCOME                                    -           -          -        1,877        2,491         4,368
------------------------------------------------------------------------------------------------------------------------------

SHARES REPURCHASED (Note 6)                                   -           -          -            -            -             -

STOCK OPTIONS EXERCISED UNDER THE ESOP (Note 6)         217,527       5,201        (42)           -            -         5,159

STOCK-BASED COMPENSATION EXPENSE (Note 6)                     -           -        211            -            -           211

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2006                             17,617,449  $  170,650  $   4,663   $   98,098   $    1,182    $  274,593
------------------------------------------------------------------------------------------------------------------------------


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                                  U.S. GAAP
(thousands of U.S.$)
==================================================================================================================================

                                                                       Three Months Ended               Nine Months Ended
                                                                            June 30                         June 30
                                                                        2006           2005          2006              2005
                                                                        ----           ----          ----              ----
                                                                     (Unaudited)    (Unaudited)    Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                                  $   1,877      $  (1,874)        7,366         $  (4,816)
  Add (deduct) items not affecting cash:
    Amortization of other intangible assets                              5,068          4,411        16,175           13,829
    In-process research and development expense                              -          1,251             -            1,251
    Stock-based compensation expense                                       211              -         1,235                -
    Deferred income taxes                                               (7,847)        (2,078)       (9,310)           (6,516)
    Depreciation                                                           787            942         2,332             2,705
  Changes in operating assets and liabilities:
    Accounts receivable                                                 10,391            (15)        7,153            (1,228)
    Unbilled receivables                                                  (748)          (102)         (752)              137
    Income taxes recoverable / payable                                   6,710          1,595           436            (6,487)
    Inventory                                                               53            105           350                4
    Prepaid expenses                                                       244          1,441            17              (630)
    Other receivables                                                     (265)           684           (24)             (156)
    Accounts payable and accrued liabilities                             1,727          3,833        (1,251)            8,647
    Deferred revenue                                                    (5,320)         1,525         1,526             3,830
--------------------------------------------------------------------------------------------------------------------------------

                                                                        12,888         11,718        25,253            10,570
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net matured                                         -              -             -             4,943
Decrease in other assets                                                   229            416           296               800
Acquisitions - net of cash acquired (Note 2)                                 -        (57,101)            -           (57,923)
Other payable                                                                -          8,965             -             8,965
Additions to fixed assets                                                 (857)          (638)       (2,042)           (1,577)
--------------------------------------------------------------------------------------------------------------------------------

                                                                          (628)       (48,358)       (1,746)          (44,792)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                 (35)           (43)         (967)             (151)
  Shares repurchased                                                         -         (1,939)       (1,960)           (1,939)
  Issuance of shares                                                     5,159             52         6,412             1,282
--------------------------------------------------------------------------------------------------------------------------------

                                                                         5,124         (1,930)        3,485              (808)
--------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        17,384        (38,570)       26,992           (35,030)
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY            1,339              -         1,032                 -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          94,298        129,083        84,997           125,543
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                             $ 113,021      $  90,513     $ 113,021       $    90,513
================================================================================================================================


NON CASH ITEMS
  Unpaid contingent consideration (Note 2)                           $   5,200      $       -     $  15,900       $         -

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                      $      13      $       3     $      27       $        39
  Income taxes paid                                                        376            420         5,462            10,623
  Interest received                                                        967          1,036         2,461             2,341

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments. Reference to the Company includes the parent company and all of its subsidiaries.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2005.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Change in accounting policy

         The Company accounts for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-based Compensation" (SFAS 123R). SFAS 123R received approval in January 2005 and requires the recognition of the fair values of stock options granted as compensation expense over the vesting period. Prior to October 1, 2005, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted.

         Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Had the Company applied the new standard using the modified retrospective method, which permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123, compensation related to stock options would have impacted the pro forma amounts for the following periods:

                                         Three months ended    Nine months ended
                                               June 30             June 30
                                                 2005               2005
         -----------------------------------------------------------------------
         Net loss - reported                      $   (1,874)       $   (4,816)
         Stock-based compensation expense               (725)           (2,542)
         -----------------------------------------------------------------------
         Net loss - pro forma                     $   (2,599)       $   (7,358)
         -----------------------------------------------------------------------

         Basic loss per share - reported          $  (0.11)         $    (0.28)
         ----------------------------------------------------------------------
         Diluted loss per share - reported        $  (0.11)         $    (0.28)
         -----------------------------------------------------------------------

         Basic loss per share - pro forma         $  (0.15)         $    (0.42)
         -----------------------------------------------------------------------
         Diluted loss per share - pro forma       $  (0.15)         $    (0.42)
         -----------------------------------------------------------------------
         Refer to Note 6 for additional disclosure on stock-based compensation.

     d)  Foreign currency translation

         The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11.

         For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Income (Loss) in shareholders' equity.

         During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S. dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


2.       ACQUISITIONS

         Fiscal 2006

         There were no significant acquisitions during the three and nine months ended June 30, 2006; however, there was contingent consideration recognized with respect to the fiscal 2005 acquisition, as described below.

         Fiscal 2005

         On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

         RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises. The acquisition of RedDot has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

         Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot and, based upon the financial performance of RedDot for its fiscal year ended December 31, 2005, will be required to make an additional payment for contingent consideration. The Company estimated and recorded contingent consideration of $10,700 in the quarter ended December 31, 2005. During the current quarter, the Company estimated and recorded additional contingent consideration of $5,200, for a total estimated contingent consideration of $15,900. This amount is still subject to a final determination by both the Company and RedDot, and based on this, the actual amount of contingent consideration may be higher than the amount estimated.

         In accordance with SFAS No. 141, the contingent consideration was not recorded in the purchase price as of the date of acquisition because the amount was not determinable beyond a reasonable doubt, at that time. Furthermore, following the guidelines specified in Emerging Issues Task Force (EITF) No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination", this and any future payment made in connection with contingent consideration will be accounted for as goodwill.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

        --------------------------------------------------------------------------------------------
            Current assets (including cash of $2,401)                                  $  6,418
            Fixed assets                                                                    600
            Liabilities                                                                  (7,092)
            Deferred income taxes                                                        (8,300)
            Other intangible assets:
                Acquired technology                                                       8,700
                In-process research and development                                       2,850
                Non-competition agreements                                                4,250
                Customer relationships                                                    2,700
                Trademarks                                                                5,100
                Goodwill                                                                 50,374
        --------------------------------------------------------------------------------------------
                                                                                       $ 65,600
        --------------------------------------------------------------------------------------------

        Consideration given:
            Initial cash paid                                                          $ 47,904
            Estimated contingent consideration *                                         15,900
            Transaction costs (gross amount $1,972 less tax benefit of $176) *            1,796
        --------------------------------------------------------------------------------------------
                                                                                       $ 65,600
        ============================================================================================

               * - Amounts were adjusted during the quarters' ended December
                 31, 2005 and June 30, 2006, as described in this note.

         The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value, cash method and market method. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

         The estimated fair value of acquired in-process research and development of $2,850 from the acquisition of RedDot was expensed upon acquisition, as the technological feasibility of the project had not been achieved and no alternative future uses had been established.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           2 years
         Customer relationships                               5 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

         In accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recognized liabilities, net of tax benefit, in connection with the acquisition of RedDot. This amount is included in the purchase price and represents severance and related charges and transaction costs, including professional fees. Of the total liabilities recognized in connection with the RedDot acquisition, $1,135 remains accrued as at June 30, 2006. This balance is made up of primarily professional fees, which are expected to be paid over the next six months.

         At the date of acquisition, transaction costs were estimated at $3,222. Included in this initial estimate was $1,350 for anticipated restructuring charges related to staff termination costs for RedDot employees worldwide. During the current quarter it was determined that the circumstances around the anticipated restructuring had changed and estimated employee costs of $1,250 were reversed. This amount, less the original tax benefit set up of $475, was accounted for as a reduction of goodwill. Amounts paid in respect of termination costs during the nine months ended June 30, 2006, totaled $67. The following table provides a continuity of these restructuring costs:

                                                                   Employee
                                                                     Costs       Other          Total
         --------------------------------------------------------------------------------------------------
         Integration costs on RedDot acquisition in 2005          $   1,250     $   100       $   1,350
         Amounts paid during fiscal 2005                                  -         (33)            (33)
         --------------------------------------------------------------------------------------------------
         Balance September 30, 2005                                   1,250          67           1,317
         Amounts paid during fiscal 2006                                  -         (67)            (67)
         Reversal of staff termination costs                         (1,250)          -          (1,250)
         --------------------------------------------------------------------------------------------------
         Balance June 30, 2006                                    $       -     $     -       $       -
         ==================================================================================================

         The results of operations of RedDot have been included in the Company's financial statements since the date of acquisition.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                  June 30,        September
                                                    2006           30, 2005
        ----------------------------------------------------------------------

        Accounts payable - trade                 $ 10,502          $ 10,632
        Accrued liabilities:
           Trade                                    7,710             5,283
           Payroll related                          9,166             8,668
           Acquisition related                      1,135             2,753
           Restructuring                               58             5,803
           Other                                    3,488               833
        ----------------------------------------------------------------------
                                                 $ 32,059          $ 33,972
        ======================================================================

4.       RESTRUCTURING CHARGES

         During the quarter ended December 31, 2004, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap in its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $12, relating to a previously recognized termination, were recognized during the quarter ended June 30, 2006 ($8,832 relating to 37 terminated employees during the year ended September 30, 2005 and $93 during the quarter ended June 30, 2005). A significant portion of the restructuring charge related to a small group of employees. There will be no further terminations under the First Plan; however, amounts will be paid against the balance outstanding.

         Later in fiscal 2005, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $147, relating to one terminated employee, were recognized during the quarter ended June 30, 2006 ($1,199 relating to 45 terminated employees during the year ended September 30, 2005 and $1,183 relating to staffing costs in respect of 42 terminated employees were recognized during the quarter ended June 30,
         2005). There will be no further terminations under the Second Plan; however, amounts will be paid against the balance outstanding.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Restructuring costs recognized but remaining to be paid from the First Plan as at June 30, 2006 are as follows:

                                                                                     Total
         --------------------------------------------------------------------------------------
         Restructuring charge - First Plan                                          $ 8,832
           Amounts paid during fiscal 2005                                           (3,262)
         --------------------------------------------------------------------------------------
         Balance outstanding - September 30, 2005                                     5,570
           Restructuring charge                                                         549
           Adjustment                                                                  (431)
           Amounts paid during the quarter ended December 31, 2005                   (5,334)
         --------------------------------------------------------------------------------------
         Balance outstanding - December 31, 2005                                        354
           Restructuring charge                                                         159
           Amounts paid during the quarter ended March 31, 2006                        (265)
         --------------------------------------------------------------------------------------
         Balance outstanding - March 31, 2006                                           248
           Restructuring charge                                                          12
           Amounts paid during the quarter ended June 30, 2006                         (212)
         --------------------------------------------------------------------------------------
         Balance outstanding - June 30, 2006                                        $    48
         --------------------------------------------------------------------------------------


         Restructuring costs recognized but remaining to be paid from the Second Plan as at June 30, 2006 are as follows:

                                                                                      Total
         --------------------------------------------------------------------------------------
         Restructuring charge - Second Plan                                          $ 1,199
           Amounts paid during fiscal 2005                                              (966)
         --------------------------------------------------------------------------------------
         Balance outstanding - September 30, 2005                                        233
           Restructuring charge                                                        1,274
           Amounts paid during the quarter ended December 31, 2005                      (701)
         --------------------------------------------------------------------------------------
         Balance outstanding - December 31, 2005                                         806
           Restructuring charge                                                          420
           Amounts paid during the quarter ended March 31, 2006                         (953)
         --------------------------------------------------------------------------------------
         Balance outstanding - March 31, 2006                                            273
           Restructuring charge                                                          147
           Amounts paid during the quarter ended June 30, 2006                          (410)
         --------------------------------------------------------------------------------------
         Balance outstanding - June 30, 2006                                         $    10
         --------------------------------------------------------------------------------------

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


5.   OTHER CHARGES

         The Company recorded the following other charges of $2,955 during the quarter ended June 30, 2006 and $3,302 for the nine months ended June 30, 2006 ($2,802 during the quarter ended June 30, 2005 and $8,142 for the nine months ended June 30, 2005):

        a) Corporate charges relating to acquisition and other development initiatives of $2,955 for the quarter and $3,142 for the nine months ended June 30, 2006 ($477 during the quarter ended June 30, 2005 and $1,207 for the nine months ended June 30, 2005).

        b) Other costs relating to the write down of furniture and fixtures, and laboratory equipment of $nil for the quarter ended June 30, 2006 and $160 for the nine months ended June 30, 2006 ($84 during the quarter ended June 30, 2005 and $580 for the nine months ended June 30, 2005).

        During the nine months ended June 30, 2005, there were retiring allowances and special payments, including social charges, provided to certain senior management of $4,114. There were no charges of this nature during the current nine month period.

        During the nine months ended June 30, 2005, there was contingent consideration of $2,241 provided to certain employees of Valid Information Systems Ltd. ("Valid"), which was payable under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. There were no charges of this nature during the current nine month period.

6.   SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Shares Issued

         During the quarter ended June 30, 2006, the Company issued 217,527 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $5,159 (quarter ended June 30, 2005 - 2,750 for $52). The stock-based compensation expense previously recognized relating to these options was $42 (quarter ended June 30, 2005 - nil).

         For the nine months ended June 30, 2006, the Company issued 278,411 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $6,412 (nine months ended June 30, 2005 - 64,959 for $1,282). The stock-based compensation expense previously recognized relating to these options was $82 (nine months ended June 30, 2005 - nil).

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Share Repurchase Program

         On December 8, 2005, the Company announced that it had received approval to commence a normal course issuer bid (the "2006 Bid") for up to 1,500,000 of its common shares. The 2006 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2006 Bid will be cancelled. The 2006 Bid commenced on December 13, 2005, and will terminate on the earlier of December 12, 2006, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended June 30, 2006, the Company did not repurchase any shares.

         During the nine months ended June 30, 2006 the Company repurchased and cancelled 79,300 shares at an average price of $24.70 per share for a total consideration of $1,960, which has been applied to reduce share capital and retained earnings by $751 and $1,209, respectively.

         On November 22, 2004, the Company received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2005 Bid commenced on November 24, 2004, and was to terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares had been repurchased pursuant to the 2005 Bid. The 2005 Bid terminated on November 23, 2005 and the total number of shares repurchased and subsequently cancelled was 95,100.

         During the quarter and nine months ended June 30, 2005, the Company repurchased and cancelled 95,100 shares at an average price of $20.40 per share for a total consideration of $1,939, which has been applied to reduce share capital and retained earnings by $900 and $1,039, respectively.

         Employee Stock Option Plan

         The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23,
         2001). Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At June 30, 2006, 5,286,596 common shares were reserved for issuance under the ESOP.

         One third of such options become exercisable on each of the three anniversaries after the respective dates of grant. Options are exercisable for six years after their date of grant. Over the past several years, the Company has experienced annual options exercises of no more than 120,000 shares; however, during the quarter ended June 30, 2006 there were 217,527 options exercised due to the proposed transaction with Symphony Technology Group described in Note 10. The Company does not expect a significant number of further exercises for the remainder of the current fiscal year.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         The following table is a summary of stock options granted, exercised and cancelled since September 30, 2004:

                                                             Number          Range of Exercise      Weighted Average
                                                          of Options             Prices *           Exercise Price *
         --------------------------------------------------------------------------------------------------------------
          Outstanding as at September 30, 2004            2,639,241         $ 20.63 - $ 62.55          $ 34.38
              Granted                                        96,000           23.86 - 28.17              25.96
              Exercised                                     (65,159)          20.63 - 24.13              21.10
              Cancelled                                    (443,604)          20.63 - 62.55              35.09
         --------------------------------------------------------------------------------------------------------------
           Outstanding as at September 30, 2005           2,226,478           21.08 - 62.55              34.13
              Granted                                       157,000           22.74 - 23.50              23.46
              Exercised                                    (278,411)          21.08 - 27.00              23.07
              Cancelled                                    (877,080)          21.74 - 62.56              46.89
         --------------------------------------------------------------------------------------------------------------
           Outstanding as at June 30, 2006                1,227,987         $ 21.74 - $ 43.50          $ 26.16
         ==============================================================================================================


         The following stock options have been granted and remain outstanding at June 30, 2006:

                                            Options Outstanding                            Options Exercisable
      ------------------------------------------------------------------------------------------------------------------

             Range of               Number          Weighted      Weighted Average         Number           Weighted
         Exercise Prices *        of Options        Average        Remaining Life        of Options         Average
                                                    Exercise          in Years                              Exercise
                                                     Price*                                                  Price*
      ------------------------------------------------------------------------------------------------------------------
         $ 22.74 - $ 25.64          750,237         $ 23.57            3.0                 483,126          $ 23.18
           26.73 - 30.72            419,450           28.41            3.2                 346,117            28.67
           43.09 - 43.50             58,300           43.26            0.4                  58,300            43.26
      ------------------------------------------------------------------------------------------------------------------
                                  1,227,987         $ 26.16            2.9                 887,543          $ 26.64
      ==================================================================================================================

         * The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on June 30, 2006.


         Stock-based compensation and other stock-based payments
         The Company accounts for stock-based compensation in accordance with the SFAS 123R. For the three and nine months ended June 30, 2006, the Company expensed $211 and $1,235, respectively, related to stock options granted to employees. This amount has been allocated to general and administration expenses based on the approximate employee ownership of the stock options used in the expense calculation. During the three and nine months ended June 30, 2005, there were no amounts recognized for stock-based compensation expense.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The Company estimates expected volatility based upon historical data, and expected option life based upon historical data and other information. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                         Three months ended            Nine months ended
                                                               June 30                      June 30
                                                           2006*       2005           2006          2005
--------------------------------------------------------------------------------------------------------------
Expected dividend                                                       0.0%          0.0%          0.0%
Expected volatility                                                    33.7%         36.0%         39.0%
Risk-free interest rate                                                 4.0%          4.0%          4.0%
Expected option life in years                                             4             5              4
Weighted average stock option fair value per
 option granted                                                      $ 6.97        $ 8.74         $ 8.98
==============================================================================================================
    * - for the quarter ended June 30, 2006, there were no options granted, and as such there is no stock compensation information presented for this period.



7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and are applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


8.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three and nine months ended June 30, 2006 and 2005:

         (thousands of shares)                                           Three months       Nine months ended
                                                                         ended June 30           June 30
         --------------------------------------------------------------------------------------------------------
                                                                         2006      2005          2006       2005
         --------------------------------------------------------------------------------------------------------
         Weighted average number of shares outstanding                  17,443    17,474       17,425     17,479
         Net effect of dilutive stock options                                -         -            4          -
         --------------------------------------------------------------------------------------------------------
         Weighted average number of diluted shares outstanding          17,443    17,474       17,429     17,479
         ========================================================================================================


         For the quarter ended June 30, 2006 and 2005, the impact of all outstanding options to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the nine months ended June 30, 2006, there were 697,817 options (all outstanding options for the nine months ended June 30, 2005) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line

                                                       Three months ended                   Nine months ended
                                                             June 30                             June 30

                                                         2006              2005             2006             2005
         --------------------------------------------------------------------------------------------------------------
         Hummingbird Connectivity                    $ 16,350        $   16,795       $   50,658       $   50,148
         Hummingbird Enterprise                        49,622            44,927          141,604          119,730
         --------------------------------------------------------------------------------------------------------------
                                                     $ 65,972        $   61,722       $  192,262       $  169,878
         --------------------------------------------------------------------------------------------------------------


         Sales by country/region of origin

                                                       Three months ended                   Nine months ended
                                                             June 30                             June 30
                                                         2006              2005             2006             2005
         --------------------------------------------------------------------------------------------------------------
          U.S.A.                                      $ 31,865         $  27,431       $   90,791       $   77,754
         Rest of Europe                                16,299            12,586           50,011           40,976
         U.K.                                           9,432            10,700           27,727           28,109
         Canada                                         6,372             5,387           15,774           13,948
         Asia Pacific                                   2,004             5,618            7,959            9,091
         --------------------------------------------------------------------------------------------------------------
                                                    $  65,972          $ 61,722        $ 192,262       $  169,878
         ==============================================================================================================

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Geographical distribution of sales by customer location

                                                Three months ended                         Nine months ended
                                                      June 30                                    June 30
                                                  2006         2005                     2006              2005
         --------------------------------------------------------------------------------------------------------------
         U.S.A.                             $   30,569      $ 27,241                $ 88,847               $ 77,109
         Rest of Europe                         16,411        12,588                  48,709                 39,726
         U.K.                                    9,320        10,700                  28,889                 29,360
         Canada                                  6,068         4,185                  13,257                 10,381
         Others                                  3,604         7,008                  12,560                 13,302
         --------------------------------------------------------------------------------------------------------------
                                            $   65,972      $ 61,722                $192,262               $169,878
         ==============================================================================================================

         Long-lived assets by country/region of origin

                                                                                       June 30,            September 30,
                                                                                          2006                     2005
         ---------------------------------------------------------------------------------------------------------------
         Fixed and other assets
             Canada                                                                   $   7,906                $  8,558
             Rest of Europe                                                               2,497                   2,412
             U.S.A                                                                          831                   1,366
             U.K.                                                                         1,328                     970
             Asia Pacific                                                                   574                     346
         ---------------------------------------------------------------------------------------------------------------
                                                                                         13,136                  13,652
         Intangibles                                                                    204,369                 204,002
         ---------------------------------------------------------------------------------------------------------------
                                                                                      $ 217,505               $ 217,654
         ===============================================================================================================

         It is not practicable to allocate intangibles by country of origin.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


10.      GUARANTEES AND CONTINGENCIES

         Product Warranties and Indemnities

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty, and as such there is no warranty provision recorded in these consolidated financial statements.

         The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe a third party's intellectual property rights. Furthermore, certain of the Company's software license agreements also include provisions indemnifying customers against liabilities in the event the Company breaches confidentiality. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these consolidated financial statements.

         Contingent Payments

         During fiscal 2005, the Company acquired RedDot (Note 2) and under the terms of the agreement, will be required to make a contingent payment which has been estimated at $15,900; however, the actual amount may be higher.

         Letters of Credit and Guarantees

         As of June 30, 2006, the Company had various letters of credit and guarantees outstanding relating to leased premises and customer contracts, and had unused lines of credit, that total approximately $1,000.

         Termination Fee

         On May 26, 2006, the Company announced that it had entered into a definitive agreement with affiliates of Symphony Technology Group ("Symphony") under which a company owned by Symphony offered to acquire all of the Company's outstanding common shares pursuant to a plan of arrangement in an all-cash transaction valued at $26.75 per share, or approximately $471 million. Under certain conditions, should the Company decide to terminate the agreement with Symphony, the Company will be required to pay a termination fee of approximately $11.7 million. In addition to the termination fee, under certain circumstances, the Company may also be required to reimburse Symphony for expenses up to a maximum of $2.0 million.

         Subsequent to June 30, 2006, a competing offer to acquire all the outstanding common shares of the Company was received, which is further described in note 13. After receipt and review of this offer, the Company decided to terminate the agreement with Symphony, and paid a termination fee of approximately $11.7 million. There was no additional payment required to reimburse Symphony for expenses under the termination of the agreement.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.


11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may, from time to time, enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2006 and 2005, the Company had no foreign exchange contracts outstanding. For the three and nine months ended June 30, 2006, the Company had a net foreign exchange gain of $189 and $221, respectively (three and nine months ended June 30, 2005
         - net foreign exchange loss of $3,556 and $1,231, respectively). These amounts have been recorded as adjustments to sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations placed on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2006 were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, other long-term debt, other liabilities, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


12.      RECENT ACCOUNTING PRONOUNCEMENTS

         Inventory Costs - SFAS No. 151

         In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. The adoption of this standard did not have a material impact on the consolidated financial statements.


         Accounting Changes and Error Corrections - SFAS No. 154

         In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.


         Accounting for Uncertainty in Income Taxes - FIN 48

         In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken, in a tax return. The provisions of FIN 48 will be effective for the Company as of October 1, 2008. The Company is currently evaluating the impact of adopting FIN 48.

13.      SUBSEQUENT EVENTS

         On July 11, 2006, the Board of Directors of the Company acknowledged the formal commencement of an unsolicited offer from a wholly-owned subsidiary of Open Text Corporation ("Open Text"), to purchase all of the outstanding common shares of the Company not currently owned by Open Text and its affiliates for $27.75 per share, or approximately $482 million. Open Text first announced its intention to commence an offer on July 6, 2006. Subsequent to the July 6, 2006 offer, the Company commenced negotiations with Open Text Corporation regarding the terms upon which the Board of Directors would support a transaction involving the acquisition by Open Text of all of the outstanding shares of Hummingbird at a price in cash of $27.85 per share, and on August 4, 2006 the Board of Directors unanimously approved this transaction.

         On August 4, 2006, the Company decided to terminate the agreement with Symphony, and paid a termination fee of approximately $11.7 million. There was no additional payment required to reimburse Symphony for expenses under the termination of the agreement.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


14. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

       These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada. According to Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

       Condensed Balance Sheets


                                      June 30, 2006                                 September 30, 2005
       ------------------------------------------------------------------------------------------------------------------------

                                 U.S. GAAP       Adjustments    Canadian GAAP        U.S. GAAP    Adjustments     Canadian GAAP
       ------------------------------------------------------------------------------------------------------------------------
             Assets
            Current assets       $ 191,021      $         -        $  191,021      $   160,976    $         -     $    160,976
            Other assets             1,787                -             1,787            2,068              -            2,068
            Fixed assets            11,349                -            11,349           11,584              -           11,584
            Deferred income
               taxes (b)               739                -               739                -              -                -
            Intangibles (a, d)     204,369          (21,357)          183,012          204,002        (19,193)         184,809
       ------------------------------------------------------------------------------------------------------------------------
            Total assets         $ 409,265      $   (21,357)        $ 387,908      $   378,630    $   (19,193)    $    359,437
       ========================================================================================================================

            Liabilities and shareholders' equity

            Current liabilities
               (b)               $ 124,113      $         -         $ 124,113       $  109,004    $         -     $    109,004
            Deferred income
               taxes (b)            10,559            2,216            12,775           10,308          2,887           13,195
            Other long-term
               liabilities               -                -                 -               67              -               67
       ------------------------------------------------------------------------------------------------------------------------
            Total liabilities      134,672            2,216           136,888          119,379          2,887          122,266
            Total shareholders'
             equity (a, b, c, d)   274,593          (23,573)          251,020          259,251        (22,080)         237,171
            Total liabilities
             and shareholders'
             equity              $ 409,265      $   (21,357)        $ 387,908       $  378,630    $   (19,193)    $    359,437
       ========================================================================================================================

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


       Reconciliation of Net Income (Loss)

                                                                   Three months ended                Nine months ended
                                                               June 30,          June 30,         June 30,        June 30,
                                                                  2006              2005             2006            2005
      -------------------------------------------------- ----------------- ---------------- ---------------- --------------

      Net income (loss), U.S. GAAP                           $   1,877      $     (1,874)     $     7,366    $     (4,816)
         Amortization of intangibles (a, d)                       (681)             (791)          (2,329)         (2,368)
         Income taxes (b)                                          226               226              731             755
         Stock based compensation expense (c)                        -              (725)               -          (2,542)
         In-process research and development (a)                     -             1,251                -           1,251
      -------------------------------------------------- ----------------- ---------------- ---------------- --------------
      Net income (loss), Canadian GAAP                       $   1,422      $     (1,913)     $     5,768    $     (7,720)
      -------------------------------------------------- ----------------- ---------------- ---------------- --------------
      Basic earnings (loss) per share, Canadian GAAP         $    0.08      $      (0.11)     $      0.33    $      (0.44)
      -------------------------------------------------- ----------------- ---------------- ---------------- --------------
      Diluted earnings (loss) per share, Canadian GAAP       $    0.08      $      (0.11)     $      0.33    $      (0.44)
      -------------------------------------------------- ----------------- ---------------- ---------------- --------------


       Consolidated Statements of Cash Flows


         There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.



       Explanation of U.S. GAAP and Canadian GAAP Differences


         A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

      a. Acquired in-process research and development

         In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the nine months ended June 30, 2006 and 2005, acquired in-process research and development expensed under U.S. GAAP was $nil and $1,251 respectively.

         This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of operations, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three and nine months ended June 30, 2006 amortization of acquired in-process research and development charged to the consolidated statements of operations under Canadian GAAP was $681 and $2,329, respectively ($791 and $2,368 for the three and nine months ended June 30, 2005).

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


      b. Deferred income taxes related to acquired in-process research and development

         There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended June 30, 2006 under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to decrease income tax expense by $226 ($226 for the three months ended June 30, 2005). For the nine months ended June 30, 2006, under Canadian GAAP, the impact of the amortization of acquired in-process research and development was to decrease income tax expense by $731 (nine months ended June 30, 2005 - increase income tax recovery by $755).

       c. Stock-based compensation

         Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants
         (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted this new recommendation retroactively with restatement of prior periods for Canadian GAAP purposes. For the three and nine months ended June 30, 2005, the Company expensed $725 and $2,542, respectively under Canadian GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.

         Beginning October 1, 2005, the Company adopted SFAS No. 123R which essentially conforms the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain. For the three and nine months ended June 30, 2006, the Company expensed $211 and $1,235, respectively under Canadian GAAP and U.S. GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.

                                                                   U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended June 30, 2006
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


      d. Business combinations

         During January 1998, the Company acquired Andyne Computing Limited ("Andyne"). Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and, accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.

         In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.


       e. Investment tax credits

         Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended June 30, 2006, this difference resulted in an increase in income before taxes of $2,731 with a corresponding increase in the income tax expense under Canadian GAAP (three months ended June 30, 2005 - decrease in loss before income taxes of $600 with a corresponding increase in the income tax expense). For the nine months ended June 30, 2006, this difference resulted in an increase in income before taxes of $7,696 with a corresponding increase in the income tax expense under Canadian GAAP (nine months ended June 30, 2005 - decrease in loss before income taxes of $1,725 with a corresponding decrease in the income tax recovery). This offsetting treatment of investment tax credits did not result in any differences in net loss for the three and nine months ended June 30, 2006 and 2005.

                                                                    DOCUMENT 3

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")







Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and nine months ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the various Securities Commissions and similar regulatory authorities in Canada.

Overview

This MD&A is dated August 14, 2006 and should be read in conjunction with the Company's September 30, 2005 annual audited consolidated financial statements and notes thereto, and the June 30, 2006 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. generally accepted accounting principles or "U.S. GAAP" (collectively, "Consolidated Financial Statements"). As required by Canadian Securities Administrators, a reconciliation of the Consolidated Financial Statements, prepared under U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP") is included in Note 17 to the Consolidated Financial Statements, and in Note 14 to the interim unaudited condensed consolidated financial statements and notes. The Consolidated Financial Statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The financial information in this MD&A has been prepared in accordance with U.S. GAAP, unless otherwise specified. Unless otherwise indicated, all dollar amounts in this MD&A are in U.S. dollars.

The Company is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management ("ECM") solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. The Company's solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Hummingbird's ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. The Company's host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Hummingbird's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Proposed Acquisition


On May 26, 2006, the Company announced that it had entered into a definitive agreement with affiliates of Symphony Technology Group ("Symphony") under which a company owned by Symphony offered to acquire all of the Company's outstanding common shares pursuant to a plan of arrangement in an all-cash transaction valued at $26.75 per share, or approximately $471 million. Under certain conditions, should the Company decide to terminate the agreement with Symphony, the Company would be required to pay a termination fee of approximately $11.7 million. In addition to the termination fee, under certain circumstances, the Company may also be required to reimburse Symphony for expenses up to a maximum of $2.0 million.


On July 11, 2006, the Board of Directors of the Company acknowledged the formal commencement of an unsolicited offer from a wholly-owned subsidiary of Open Text Corporation ("Open Text"), to purchase all of the outstanding common shares of the Company not currently owned by Open Text and its affiliates for $27.75 per share, or approximately $482 million. Open Text first announced its intention to commence an offer on July 6, 2006. Subsequent to the July 6, 2006 offer, the Company commenced negotiations with Open Text Corporation regarding the terms upon which the Board of Directors would support a transaction involving the acquisition by Open Text of all of the outstanding shares of Hummingbird at a price in cash of $27.85 per share, and on August 4, 2006 the Board of Directors unanimously approved this transaction.


On August 4, 2006, the Company announced that the agreement with Symphony was terminated, and paid a termination fee of approximately $11.7 million. There was no additional payment required to reimburse Symphony for expenses under the termination of the agreement.


Acquisition History

Fiscal 2006

The Company had no significant acquisitions during the three and nine month periods ended June 30, 2006; however, there was contingent consideration recognized for accounting purposes with respect to the fiscal 2005 acquisition, as described below.

Fiscal 2005

On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

RedDot, based in Germany, was a privately held content management software company specializing in delivering simple-to-install and easy-to-use content management solutions to mid-size enterprises. RedDot's solutions create and manage the content that drives business. RedDot had over 1,300 clients globally with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland.

The Company paid $47.9 million as cash consideration for RedDot and, based upon the financial performance of RedDot for its fiscal year ended December 31, 2005, would be required to make an additional payment for contingent consideration. The Company estimated and recorded contingent consideration of $10.7 million in the quarter ended December 31, 2005. During the current quarter, the Company estimated and recorded additional contingent consideration of $5.2 million, which brings the total estimated contingent consideration to $15.9 million. This amount is still subject to a final determination by both the Company and RedDot, and based on this, the actual amount of contingent consideration may be higher than the amount estimated. Any additional payment based upon completion of the final determination will be accounted for as goodwill.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


In accordance with Emerging Issues Task Force (EITF) No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recorded $2.6 million ($3.2 million less tax benefit of $0.6 million) in the purchase price of the RedDot acquisition as transaction costs. This amount represents severance and related charges and transaction costs including professional fees. Included in the total amount was a restructuring accrual for $1.4 million which related to staff termination costs for RedDot employees worldwide. During the current quarter ended June 30, 2006, it was determined that the circumstances around the anticipated restructuring had changed and estimated employee costs of $1.3 million were reversed through an adjustment to goodwill. Of the total liabilities accrued in connection with the RedDot's acquisition, $1.1 million remains accrued as at June 30, 2006.

Intangible assets of $65.6 million, including goodwill of $50.4 million, were recorded as the fair value of assets and liabilities acquired. In addition to this, the fair value of acquired in-process research and development of $2.8 million was written off at the time of the original accounting for the acquisition.

During the fiscal year 2005, the Company paid the final contingent consideration of $0.8 million to the former shareholders of Legal Key Technologies, Inc. ("LegalKEY"), which was accounted for as an addition to goodwill, and paid $11.2 million to the former shareholders of Valid Information Systems Limited ("Valid"). Of this $11.2 million, $9.0 million was accounted for as an addition to goodwill and the balance of $2.2 million was treated as compensation expense and recorded in other charges. LegalKEY and Valid were acquisitions completed in fiscal 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The Company ceased to prepare its financial statements in accordance with Canadian GAAP commencing with the September 30, 2005 annual audited consolidated financial statements, as permitted by Canadian Securities Administrators. The preparation of the financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management continually evaluates these estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to management at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's consolidated financial statements will be affected. The accounting policies that reflect management's more significant estimates, judgments and assumptions and which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 104, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of its fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of its customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company follows the United States Financial Accounting Standard Board ("FASB"), Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of the Company's net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

The Company tests for impairment of goodwill on an annual basis as of August 1 and at any other time if events occur or circumstances changes that would indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. For fiscal years 2006, 2005 and 2004, the Company determined there was no impairment of the recorded goodwill.

Income Taxes

The Company calculates its provision for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, the Company assesses the reliability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets, or a portion, thereof will be realized.

Foreign currency translation

The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11 to the interim unaudited condensed consolidated financial statements and notes.

For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Loss in shareholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation. For the nine months ended June 30, 2006, the Company realized a total net foreign exchange gain of $2.3 million relating to the translation of these subsidiaries, which was recorded in Accumulated Other Comprehensive Income in shareholders' equity. For the nine months ended June 30, 2005, the Company realized a net foreign exchange loss of $1.2 million that was recorded as a reduction of sales and marketing expenses in the statement of operations.

Changes in accounting policy

Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. During the nine months ended June 30, 2005, there were no amounts recognized for stock-based compensation expense.

There were no changes in accounting policies during the year ended September 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


                                                                                         Quarter
                                                         Quarter ended                 ended June
(U.S. dollars in thousands, unaudited)                   June 30, 2006                  30, 2005              % change
----------------------------------------------------------------------------------------------------------  from fiscal
                                                         Actual    % of Sales         Actual       % of      to    2005
                                                                                                   Sales           2006
                                                      ------------------------     ----------------------- -------------

Sales                                                   $ 65,972       100%        $ 61,722         100%          6.9%
Cost of sales                                              8,121      12.3%           7,176        11.6%         13.2%
------------------------------------------------------------------------------------------------------------------------
Gross profit                                              57,851      87.7%          54,546        88.4%          6.1%
------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                     29,223      44.3%          29,246        47.4%        (0.1)%
  Research and development                                12,340      18.7%          11,738        19.0%          5.1%
  General and administration                               7,963      12.1%           5,929         9.6%         34.3%
  Restructuring charges                                      159       0.2%           1,276         2.1%       (87.5%)
  Other charges                                            2,955       4.5%           2,802         4.5%          5.5%
  Amortization of intangibles                              5,068       7.7%           4,411         7.2%         14.9%
  In-process research and development expense                  -          -           1,251         2.0%        (100%)
------------------------------------------------------------------------------------------------------------------------
Total expenses                                            57,708      87.5%          56,653        91.8%          1.9%
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                      143       0.2%          (2,107)       (3.4%)       106.8%
Interest and other income, net                               945       1.4%             827         1.3%         14.3%
------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          1,088       1.6%          (1,280)       (2.1%)       185.0%
Income tax (recovery) expense                               (789)     (1.2%)            594         0.9%       (232.8%)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 1,877       2.8%        $ (1,874)       (3.0%)       200.2%
------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                          $  0.11                   $  (0.11)                    200.0%
------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                        $  0.11                   $  (0.11)                    200.0%
------------------------------------------------------------------------------------------------------------------------

Results of Operations

Three months ended June 30, 2006 compared with three months ended June 30, 2005

Results of Operations

Sales for the quarter ended June 30, 2006 were $66.0 million, representing a 6.9% increase from $61.7 million for the quarter ended June 30, 2005. Income before income taxes was $1.1 million for the current quarter, compared to a loss before income taxes of $1.3 million in the same quarter of last fiscal year. Net income for the quarter ended June 30, 2006 was $1.9 million, compared to net loss of $1.9 million in the third quarter of the last fiscal year. Basic and diluted earnings per share were $0.11 for the current quarter compared to basic and diluted loss per share of $0.11 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, web content management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales from the Company's two product families were:


(U.S. dollars in millions, unaudited)         Quarter ended    Quarter  ended       % change
                                              June 30, 2006    June 30, 2005        from 2005
------------------------------------------------------------------------------------------------
Hummingbird Connectivity                       $      16.4       $     16.8            (2.6)%
------------------------------------------------------------------------------------------------
Hummingbird Enterprise                         $      49.6       $     44.9             10.4%
------------------------------------------------------------------------------------------------
                                               $      66.0       $     61.7              6.9%
================================================================================================

Sales of the Company's Hummingbird Enterprise product family were $49.6 million versus $44.9 million in the third quarter of the previous year. Hummingbird Connectivity sales for the current quarter were $16.4 million compared to $16.8 million in the same quarter of last year.

The increase in Hummingbird Enterprise sales was mainly due to the inclusion of RedDot revenue, a strong selling effort to both new and existing customers and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from the Hummingbird Enterprise product family to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were comparable to the same quarter of the previous year. Hummingbird Connectivity is a mature product and the customer base for this product family is established.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased by $0.9 million or 13.2% to $8.1 million from $7.2 million in the third quarter of last fiscal year. The majority of this increase is mainly due to the inclusion of RedDot's cost of sales and higher subcontracting for services, offset by lower travel and salary costs. As a percentage of sales, the current quarter's cost of sales were 12.3% compared to 11.6% in the quarter ended June 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Gross Profit

Gross profit increased by 6.1% or $3.3 million to $57.9 million in the current quarter compared to $54.6 million in the same period last year. This increase was predominantly due to the higher level of sales. Gross profit in the current quarter at 87.7% of sales was comparable to the 88.4% for the quarter ended June 30, 2005.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses for the current quarter are comparable, at $29.2 million, to the same quarter last year. Sales and marketing expenses as a percentage of sales were 44.3%, lower than the 47.4% of sales in the same quarter of the previous year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current year or during the previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $12.3 million up slightly, by 5.1%, from $11.7 million in the same quarter of the prior year. This increase is due to the inclusion of RedDot's research and development costs which were offset by a reduction in staffing costs. For the current quarter, research and development expenses were 18.7% of sales, lower than the 19.0% for the quarter ended June 30, 2005.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current quarter, general and administration expenses totaled $8.0 million, an increase of $2.1 million or 34.3% from the $5.9 million incurred in the second quarter of the last fiscal year. General and administrative expenses were 12.1% of sales in the current quarter, up from 9.6% in the same quarter of fiscal 2005. The increase is mainly due to the inclusion of RedDot's expense, stock-based compensation expense and an increase in professional fees to comply with regulatory requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Restructuring Charges

In the first quarter of the previous fiscal year, the Company reviewed its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. In the current quarter, there was a small adjustment to previously recorded restructuring charges; however, there were no new restructuring charges recorded. In the same quarter of 2005, restructuring charges of $0.1 million were recorded under the First Plan.

Later in the previous fiscal year, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, in the current quarter, restructuring charges of $0.1 million, relating to staffing costs of one terminated employee, were recorded under the Second Plan. There were restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees under the Second Plan for the quarter ended June 30, 2005.

The First Plan and Second Plan are complete; however, amounts will be paid against the balance outstanding.

Other Charges

In the current quarter, the Company recorded other charges of $3.0 million, relating to corporate acquisition and other development initiatives.

In the same quarter of the previous fiscal year, the Company recorded other charges in the amount of $2.8 million. These costs included contingent consideration of $2.2 million provided to certain employees of Valid, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges is $0.1 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, and $0.5 million relating to corporate acquisition and other development initiatives.

Amortization of Other Intangible Assets

Amortization of other intangible assets consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from one to ten years. In the quarter ended June 30, 2006, amortization charges were $5.1 million compared to $4.4 million in the same quarter of the prior year. The increase is due to the additional amortization of intangibles of RedDot, partially offset by intangibles of older acquisitions having become fully amortized.


In-process Research and Development Expense

There were no in-process research and development expenses during the current quarter. As a result of the acquisition of RedDot, there were $1.3 million of in-process research and development expenses recorded in the third quarter of last year.


Interest and Other Income, Net

Interest and other income primarily represent the netting of interest income and expense. Interest and other income for the current quarter increased to $0.9 million from $0.8 million in the same quarter of the previous year. This increase was due to an overall increase in short-term interest rates. At June 30, 2006, the Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased slightly to 1.4% from 1.3% in the same quarter of last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax (Recovery) Expense

The Company had an income tax recovery for accounting purposes during the current quarter of $0.8 million on income before income taxes of $1.1 million. This income tax recovery was primarily due to the net release of valuation allowances on deferred tax assets relating to scientific research and experimental development investment tax credits, scientific research and development expenditures carried forward and losses carried forward with this impact partially offset by the recognition of other liabilities. Excluding these impacts, the effective tax rate would have been 34.0%.

In the comparable quarter of fiscal 2005, the Company had an income tax expense for accounting purposes of $0.6 million on a loss before income taxes of $1.3 million. This income tax expense was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, in-process research and development acquired, and contingent consideration relating to prior year acquisitions and which were expensed for accounting purposes with this non-deductibility resulting in taxable income. Excluding these impacts, the effective tax rate would have been 34.0%.

Stock-based Compensation Expense

For the three months ended June 30, 2006, the Company expensed $0.2 million related to stock options granted to employees. This expense has been allocated to general and administration expense based on the ownership of the stock options outstanding that made up the unamortized stock expense at the beginning of the current quarter.

As described under critical accounting policies and estimates, the Company applied SFAS 123R, the new standard for recognizing stock-based compensation expense, using the modified prospective method. As such, there is no similar expense recorded in the quarter ended June 30, 2005.

The amount of stock-based compensation expense that remains unamortized at June 30, 2006 is estimated at $2.6 million. This amount is expected to be fully amortized by the end of fiscal 2009, with $0.5 million estimated for the balance of fiscal 2006, $1.4 million estimated for fiscal 2007, $0.5 million estimated for fiscal 2008 and the remainder estimated for fiscal 2009. Forfeitures and future grants of stock options will impact this estimated amount and timing of the amortized expense.

Net Income (Loss)

In the quarter ended June 30, 2006, net income was $1.9 million compared to a net loss of $1.9 million for the quarter ended June 30, 2005.

The following are the main changes in the income statement for the current quarter compared to the same quarter of the prior fiscal year:

     - Revenue for the current quarter increased by $4.3 million.
     - Income tax recovery increased by $1.4 million.
     - Restructuring charges decreased by $1.1 million.
     - During the current quarter, the Company realized total foreign exchange translation gains of $0.2 million, compared to a loss of $3.6 million in the same quarter of the prior year. The foreign exchange translation gains or losses are credited or charged to sales and marketing expense.
     - For the current quarter, cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to the same quarter in the prior fiscal year, by $0.9 million, $3.8 million, $0.6 million and $2.0 million respectively.
     - Amortization of other intangible assets increased by $0.7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Basic and Diluted Earnings (Loss) Per Share

Basic and diluted earnings per share for the three months ended June 30, 2006 was $0.11 compared to a basic and diluted loss per share of $0.11 for the three months ended June 30, 2005. The earnings per share for June 30, 2006 was based on a basic and diluted weighted average number of shares of 17.44 million versus a basic and diluted weighted average number of shares of 17.47 million in the same quarter of the prior fiscal year.


Results under Canadian GAAP

For the three months ended June 30, 2006 under Canadian GAAP, the Company recorded net income of $1.4 million, resulting in basic and diluted earnings per share of $0.08, compared to a net loss of $1.9 million and basic and diluted loss per share of $0.11 for the three months ended June 30, 2005.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development and the effect on amortization expense, and the related income tax effects thereon, which are explained in more detail in note 14 of the interim unaudited condensed consolidated financial statements and notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Nine months ended June 30, 2006 compared with nine months ended June 30, 2005

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2006 to the three months ended June 30, 2005.

                                                    Nine months ended           Nine months ended         % change
(U.S. dollars in thousands, unaudited)                June 30, 2006               June 30, 2005          from fiscal
------------------------------------------------------------------------------------------------------
                                                    Actual    % of Sales          Actual    % of Sales          2005
                                                                                                          to    2006
                                                  ------------------------      -----------------------  ------------
Sales                                             $ 192,262        100%         $ 169,878       100%         13.2%
Cost of sales                                        24,141       12.6%            20,403      12.0%         18.3%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                        168,121       87.4%           149,475      88.0%         12.5%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                86,641       45.2%            76,188      44.8%         13.7%
  Research and development                           35,642       18.5%            34,137      20.1%          4.4%
  General and administration                         22,938       11.9%            17,709      10.4%         29.5%
  Restructuring charges                               2,130        1.1%             6,854       4.0%        (68.9%)
  Other charges                                       3,302        1.7%             8,142       4.8%        (59.4%)
  Amortization of intangibles                        16,175        8.3%            13,829       8.2%         17.0%
  In-process research and development                     -           -             1,251       0.7%        (100%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                      166,828       86.7%           158,110      93.0%          5.5%
---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               1,293        0.7%            (8,635)     (5.0%)        115.0%
Interest and other income, net                        2,656        1.4%             2,096       1.2%          26.7%
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     3,949        2.0%            (6,539)     (3.8%)        160.4%
Income tax recovery                                  (3,417)      (1.8)%           (1,723)     (1.0%)         98.3%
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $  7,366        3.8%         $  (4,816)     (2.8%)        252.9%
=====================================================================================================================

Basic earnings (loss) per share                     $  0.42                     $   (0.28)                   250.0%
=====================================================================================================================
Diluted earnings (loss) per share                   $  0.42                     $   (0.28)                   250.0%
=====================================================================================================================



Results of Operations

Sales of $192.3 million for the nine months ended June 30, 2006 represent a 13.2% increase from $169.9 million for the nine months ended June 30, 2005. Income before income taxes was $3.9 million for the nine months ended June 30, 2006, compared to a loss before income taxes of $6.5 million in the same period of 2005. Net income for the nine months ended June 30, 2006 was $7.4 million, compared to a net loss of $4.8 million in the comparable period of 2005. Basic and diluted earnings per share were $0.42 for the current nine month period, compared to a basic and diluted loss per share of $0.28 in the same nine months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Sales

Year to date sales for the nine month period ended June 30, 2006 were $192.3 million versus $169.9 million for the same period last year. Sales from the Company's two product families were:


                                                                                             %
(US dollars in millions, unaudited)          Nine months ended      Nine months ended      change
                                               June 30, 2006          June 30, 2005        from
                                                                                           2005
----------------------------------------------------------------------------------------------------
Hummingbird Connectivity                        $    50.7              $    50.2           1.0%
Hummingbird Enterprise                          $   141.6              $   119.7          18.3%
------------------------------------------------------------------------------------------------
                                                $   192.3              $   169.9          13.2%
====================================================================================================


For the current nine month period Hummingbird Enterprise sales were $141.6 million or $21.9 million higher than the $119.7 million recorded last year. For the latest nine month period Hummingbird Connectivity sales were $50.7 million versus $50.2 million in the previous year.

The increase in Hummingbird Enterprise sales was mainly due to the inclusion of RedDot revenue, a strong selling effort to both new and existing customers and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from the Hummingbird Enterprise product family to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were up slightly from the comparable nine month period of the previous year. Hummingbird Connectivity is a mature product and the customer base for this product family is established.


Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the nine months ended June 30, 2006, costs of sales increased by $3.7 million or 18.3% to $24.1 million from $20.4 million in the nine months ended June 30, 2005. The increase is mainly due to the inclusion of RedDot's cost of sales and in part to higher costs of subcontracting for services. Cost of sales were 12.6% of sales in the nine months ended June 30, 2006 compared to 12.0% in the same period of last year.

Gross Profit

For the latest nine month period, gross profit was $168.1 million compared to $149.5 million for the same period in the previous year, representing an increase of $18.6 million. This increase was primarily due to higher sales during the nine months ended June 30, 2006. Gross profit was 87.4% of sales in the current nine month period, comparable to 88.0% in the comparative nine month period.

Sales and Marketing Expenses

Sales and marketing costs of $86.6 million were 45.2% of sales in the nine months ended June 30, 2006, compared to $76.2 million or 44.8% of sales in the first nine months of the previous year. Sales and marketing expenses were $10.4 million or 13.7% higher in the current nine month period versus the comparable period a year ago. The increase is mainly due to the inclusion of RedDot's expenses which were partly offset by lower sales compensation and related marketing costs, and by the foreign exchange translation. The foreign exchange translation gain for the nine months was $0.2 million compared to an exchange loss of $1.2 million in the nine months ended June 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current year or during the previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the nine months ended June 30, 2006 of $35.6 million have increased by 4.4% from the $34.1 million incurred in the first nine months of last year. The increase is mainly due to the inclusion of RedDot's research and development costs, which was partially offset by a reduction in staffing costs. For the current nine month period, research and development expenses were 18.5% of sales, lower than the 20.1% in the same period of 2005.

General and Administration Expenses

In the nine months ended June 30, 2006, general and administration expenses totaled $22.9 million, an increase of $5.2 million or 29.5% from the $17.7 million incurred in the first nine months of last year. The inclusion of RedDot's expenses, higher professional fees required to comply with regulatory requirements and the inclusion of stock based compensation expense contributed to the increase in general and administration expenses. General and administrative expenses were 11.9% of sales in the nine months ended June 30, 2006, up from 10.4% in the comparable period last year.

Restructuring Charges

In the first quarter of the previous fiscal year, the Company's review of its global operations resulted in a restructuring plan ("First Plan"). In the nine months ended June 30, 2006, the Company recorded restructuring charges of $0.3 million, relating to staffing costs of 19 terminated employees, under the First Plan. There were restructuring charges of $5.7 million relating to staffing costs in respect of 36 terminated employees under the First Plan for the nine months ended June 30, 2005.

Later in the previous fiscal year, as part of the continuous review of its global operations, it was determined a second restructuring plan ("Second Plan") was required. As a result, in the nine months ended June 30, 2006, restructuring charges of $1.8 million, relating to staffing costs in respect of 62 terminated employees were recorded under the Second Plan. There were restructuring charges of $1.2 million relating to staffing costs in respect of 42 terminated employees under the Second Plan for the nine months ended June 30, 2005.

The First Plan and Second Plan are complete; however, amounts will be paid against the balance outstanding

Other Charges

In the nine months ended June 30, 2006, the Company recorded other costs of $3.3 million. These costs were comprised of $0.1 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, and $3.2 million relating to corporate acquisition and other development initiatives. In the nine months ended June 30, 2005, the Company recorded other costs of $8.1 million. These costs were comprised of $2.2 million provided to certain employees of Valid which was paid, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance. Also included in other charges in the nine months ended June 30, 2006 is $0.6 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $1.2 million relating to corporate acquisition and other development initiatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Amortization of Other Intangible Assets

In the nine months ended June 30, 2006, amortization of intangibles increased to $16.2 million compared to $13.8 million in the nine months ended June 30, 2005. The increase is due to the additional amortization of intangibles of RedDot, partially offset by intangibles of older acquisitions having become fully amortized.

In-process Research and Development Expense

There were no in-process research and development expenses during the nine months ended June 30, 2006. As a result of the acquisition of RedDot, there were $1.3 million of in-process research and development expenses for the nine months ended June 30, 2005.

Interest and Other Income, Net

In the nine months ended June 30, 2006, interest and other income was higher at $2.7 million compared to $2.1 million in the first nine months of last fiscal year. This increase was due to an overall increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current nine months period increased to 1.4% from 1.2% in the same period of the last fiscal year.

Income Tax Recovery

In the nine months ended June 30, 2006, the Company had an income tax recovery for accounting purposes of $3.4 million on income before income taxes of $3.9 million. This income tax recovery was primarily due to the net release of valuation allowances on deferred tax assets relating to scientific research and experimental development investment tax credits, scientific research and development expenditures carried forward and losses carried forward this impact partially offset by the recognition of other liabilities. Excluding these impacts, the effective tax rate would have been 34.0%.

In the comparable period of fiscal 2005, the Company had an income tax recovery for accounting purposes of $1.7 million on a loss before income taxes of $6.5 million, representing an effective tax rate of 26.6%. This low tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, in-process research and development acquired in the period, and contingent consideration paid relating to prior year acquisitions and expensed for accounting purposes with these impacts partially offset by restructuring and other costs incurred in predominantly higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 34.6%.

Stock-based Compensation Expense

For the nine months ended June 30, 2006, the Company expensed $1.2 million related to stock options granted to employees. This expense has been allocated to general and administration expense based on the ownership of the stock options outstanding that made up the unamortized stock expense.

As described under critical accounting policies and estimates, the Company applied SFAS 123R, the new standard for recognizing stock-based compensation expense, using the modified prospective method. As such, there is no similar expense recorded in the nine months ended June 30, 2005.

The amount of stock-based compensation expense that remains unamortized at June 30, 2006 is estimated at $2.6 million. This amount is expected to be fully amortized by the end of fiscal 2009, with $0.5 million estimated for the balance of fiscal 2006, $1.4 million estimated for fiscal 2007, $0.5 million estimated for fiscal 2008 and the remainder estimated for fiscal 2009. Forfeitures and future grants of stock options will impact this estimated amount and timing of the amortized expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Net Income (Loss)

In the nine months ended June 30, 2006, net income was $7.4 million compared to a net loss of $4.8 million in the nine months ended June 30, 2005.

The following are the main changes in the income statement for the current nine month period compared to the same period of the prior fiscal year:

     - Revenue increased by $22.4 million.
     - Income tax recovery increased by $1.7 million.
     - Restructuring charges decreased by $4.7 million.
     - Other charges decreased by $4.8 million.
     - The Company realized total foreign exchange translation gains of $0.2 million, compared to a loss of $1.2 million in the same period of the prior year. The foreign exchange translation gains or losses are credited or charged to sales and marketing expense.
     - Cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to the same period in the prior fiscal year, by $3.7 million, $11.9 million, $1.5 million and $5.2 million respectively.
     - Amortization of other intangible assets increased by $2.3 million

Basic and Diluted Earnings (Loss) Per Share

Basic and diluted earnings per share for the nine months ended June 30, 2006 was $0.42 compared to a basic and diluted loss per share of $0.28 in the corresponding period of last year. The earnings per share for the latest nine month period was based on a basic and diluted weighted average number of shares of 17.43 million, whereas, the loss per share in the comparable period of the prior year was based on a basic and diluted weighted average number of shares of 17.48 million.


Results under Canadian GAAP

For the nine months ended June 30, 2006 under Canadian GAAP, the Company recorded net income of $5.8 million, resulting in basic and diluted earnings per share of $0.33, compared to a net loss of $7.7 million and basic and diluted loss per share of $0.44 for the nine months ended June 30, 2005.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development and the effect on amortization expense, and the related income tax effects thereon, which are explained in more detail in note 14 of the interim unaudited condensed consolidated financial statements and notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Liquidity and Capital Resources

(U.S. dollars in thousands)
--------------------------------------------------------------------------------
                                  As at                 As at           % change
                              June 30, 2006        September 30,2005   from 2005
                           -----------------------------------------------------

Working capital                  $  66,908            $    51,972        28.7%
Cash and cash equivalents          113,021                 84,997        33.0%
                           =====================================================


Working capital for the Company increased to $66.9 million at June 30, 2006 from $52.0 million at September 30, 2005. Overall working capital was increased by higher levels of cash, income taxes recoverable and lower accounts payable and accruals, offset by the estimated contingent consideration for RedDot and a higher deferred revenue balance.

The Company had cash and cash equivalents of $113.0 million as at June 30, 2006 compared to $85.0 million as at September 30, 2005. As of June 30, 2006, the Company has all of its invested cash in investment grade securities having a term of less than 90 days.

The Company had an operating cash inflow of $12.9 million during the current quarter, compared to an $11.7 million operating cash inflow during the same quarter of the prior fiscal year. The increase in operating cash inflow for the current quarter was mainly due to collecting previous quarters' accounts receivable and increased income from operations. In addition, an increase in deferred revenue favourably impacted operating cash flow.

Capital expenditures were $0.9 million in the quarter. These expenditures consisted primarily of purchases of laboratory equipment, and to a lesser extent leasehold improvements, and furniture and fixtures.

The Company had issued and outstanding common shares totaling 17,617,449 at June 30, 2006 (September 30, 2005 - 17,418,338). As of August 14, 2006, the
Company has issued and outstanding common shares totaling 17,617,449. During November 2005, the Company received approval to commence a normal course issuer bid for up to 1,500,000 of its common shares. This bid will terminate on the earlier of December 12, 2006 or the date on which the maximum number of shares approved under this bid have been repurchased. As at June 30, 2006, the Company has repurchased 79,300 shares under this bid at a cost of $2.0 million. In November 2004, the Company received approval to commence a normal course issuer bid that expired on November 23, 2005. The Company repurchased and cancelled 95,100 of its own shares in cash for $1.9 million during the quarter and nine months ended June 30, 2005. The Company received $5.2 million from employees exercising their stock options during the quarter ended June 30, 2006 ($nil during the quarter ended June 30, 2005). At June 30, 2006, there were 1,227,987 stock options outstanding (September 30, 2005 - 2,226,478). One third of these stock options become exercisable on each of the three anniversaries after the respective date of grant. Stock options are exercisable up to six years after their date of grant.

The Company did not pay any dividends in the nine months ended June 30, 2006 or in the fiscal year ended September 30, 2005. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Financial Position

Cash and cash equivalents increased as at June 30, 2006 by $28.0 million to $113.0 million compared to a balance of $85.0 million as at September 30, 2005. The increase in cash was primarily due to the cash generated from operations and the exercise of stock options during the current period.

Accounts receivable were $60.9 million at the end of the current quarter compared to $66.8 million as at September 30, 2005, representing a decrease of $5.9 million. This was due to increased cumulative collection efforts for the nine months ended June 30, 2006.

Accounts payable and accrued liabilities were $32.1 million as at June 30, 2006, $1.9 million lower than the balance of $34.0 million as at September 30, 2005. This decrease was mainly due to the payment of restructuring charges that were outstanding at September 30, 2005.

Income taxes recoverable of $0.3 million were receivable as at June 30, 2006, compared to $0.8 million as at September 30, 2005. This increase is the result of recoveries exceeding expense during the period.

Deferred revenue as at June 30, 2006 was $76.1 million versus $74.0 million as at September 30, 2005, representing an increase of $2.1 million. This increase was due to increased billing activity for maintenance and support contracts, offset by contracts where all contractual obligations have been fulfilled. Revenue under the maintenance and support contracts are deferred and recognized ratably over the applicable contract period.

As at June 30, 2006, the Company had other long-term liabilities totaling $0.1, compared to the $1.1 million at September 30, 2005. Other long-term liabilities consists of the following:


(U.S. dollars in thousands)                  June 30, 2006    September 30, 2005
--------------------------------------------------------------------------------

Lease inducements                               $    89            $    172
Retention money                                       -                 831
Long-term debt is comprised of:
   Capital lease obligations                          7                  58
   Term loans                                         1                   3
--------------------------------------------------------------------------------
Total other long-term liabilities                    97               1,064
Less current portion                                (97)               (997)
--------------------------------------------------------------------------------
Other long-term liabilities                     $     -            $     67
================================================================================


The retention money related to the Valid acquisition and was paid to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, and is secured by the underlying assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its long-term debt portion of other long-term liabilities and lease commitments as of June 30, 2006.


(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------------------
                                          Payments due by period
--------------------------------------------------------------------------------------------------------------
                                                                  Less than      1 to 3     4 to 5
                                                          Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------------
Capital lease obligations                               $     7     $     7     $     -     $    -    $     -
Term loans                                                    1           1           -          -          -
--------------------------------------------------------------------------------------------------------------
                                                              8           8           -          -          -
Operating leases                                         23,561       6,525      12,682      1,601      2,753
--------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                      $23,569      $6,533     $12,682     $1,601     $2,753
==============================================================================================================

Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended September 30, 2004 through June 30, 2006 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                            Three months ended
                                          ----------------------------------------------------------------------------------------
       Selected Consolidated Statements   Sept. 30,     Dec.31,    Mar.31,   June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,
       of Income Data                       2004         2004       2005       2005       2005       2005       2006       2006
                                          ---------   ---------  ---------  ---------  ---------  ---------  ---------   ---------
       (U.S dollars in thousands,
           except per share data)
       Sales                               $ 59,326   $ 53,900   $ 54,256   $ 61,722    $ 66,224   $ 62,088   $ 64,202   $ 65,972
       Net income (loss)                      3,732    (1,729)    (1,213)    (1,874)     (1,023)        554      4,935      1,877
       Diluted earnings (loss) per share       0.21     (0.10)     (0.07)     (0.11)      (0.06)       0.03       0.28       0.11
       Diluted WA* shares outstanding        17,566     17,464     17,500     17,474      17,418     17,432     17,414     17,443


                                                                                  Years ended September 30,
                                                                    --------------------------------------------------
Selected Consolidated Statements of Income Data                        2002           2003         2004          2005
                                                                    ---------      ---------    ---------    ---------
(U.S. dollars in thousands, except per share data)
Sales                                                               $ 180,400      $ 192,583    $ 220,224    $ 236,102
Net (loss) income                                                     (2,914)          3,720        6,871      (5,839)
Diluted (loss) earnings per share                                      (0.16)           0.21         0.39       (0.33)
Diluted WA* shares outstanding                                         18,305         17,928       17,720       17,464

    * - Weighted average, in thousands

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


                                                                              As at
    Consolidated Balance Sheets        Sept.     Dec.31,    Mar.31,   June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,
    Data (U.S. dollars in thousands) 30, 2004     2004       2005       2005       2005       2005       2006        2006
                                     --------   --------  --------   --------   --------   --------   --------    --------

    Cash, cash equivalents and        130,486     134,165    129,083     90,513     84,997     85,783     94,298     113,021
        short-term investments
    Working capital                   104,098     105,671    106,836     47,477     51,972     42,877     60,248      66,908
    Total assets                      371,650     371,489    365,344    383,707    378,630    385,882    399,366     409,265
    Other long-term liabilities         1,250       1,191      1,142      1,099      1,064      1,013        132          97
    Shareholders' equity              265,920     265,029    264,208    260,447    259,251    259,289    264,855     274,593

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue, over the same period, has historically been lower from the preceding fourth quarter.

During fiscal 2003, the Company made four acquisitions and during fiscal 2005, the Company acquired RedDot as described in detail under acquisition history. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have resulted in increased revenues. There has been a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average number of shares outstanding, except for the current quarter where there was an increase due to a larger than normal number of shares exercised under the ESOP.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but fell in the second half of fiscal 2005 with cash being used to acquire RedDot, and the timing of certain corporate income tax payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

   -  identifying underserved segments of the market;
   -  developing products that solve a prevalent business problem;
   - communicating the value proposition of its products to the appropriate audience;
   - effectively combining direct and partner-influenced distribution; and
   -  ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

In early fiscal 2001, the Company witnessed a weakening of global macro-economic conditions. This weakness changed information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of this, our customer base remains solid and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products, and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.


Foreign Currency Risk

The Company operates internationally and, accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 26% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 47% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the nine months ended June 30, 2006 or during the fiscal year ended September 30, 2005. As at June 30, 2006 and September 30, 2005 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Proposed Acquisition - Open Text

On August 4, 2006, the Board of Directors of the Company unanimously approved the transaction that would see all of the Company's outstanding common shares acquired by Open Text.

Although the Board of Directors is recommending that shareholders vote in favour of this transaction, the transaction is subject to court, regulatory, and shareholder approval, which are yet to be determined. With the outcome of this transaction undetermined, and still in process, there could be significant financial and other resources of the Company committed to this activity. Consequently, if the transaction is not approved, the Company's business, operating results and financial condition may be adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Recent Accounting Pronouncements

Inventory Costs - SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. The adoption of standard did not have a material impact on the consolidated financial statements.

Accounting Changes and Error Corrections - SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.

Accounting for Uncertainty in Income Taxes - FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken, in a tax return. The provisions of FIN 48 will be effective for us as of October 1, 2008. The Company is currently evaluating the impact of adopting FIN 48.

                                                                    DOCUMENT 4

                                 Form 52-109F2
                        Certification of Interim Filings



I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

    1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2006;

    2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

    3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

    4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Dated - August 14, 2006



/s/ A. Barry Litwin
-----------------------------------------
President and Chief Executive Officer

                                 Form 52-109F2
                        Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

    1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2006;

    2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

    3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

    4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Dated - August 14, 2006



/s/ Inder P.S. Duggal
-------------------------------
Chief Financial Officer

                                                                    DOCUMENT 5

[GRAPHIC OMITTED]

                    HUMMINGBIRD REPORTS THIRD QUARTER FY2006
                        FINANCIAL AND OPERATING RESULTS

Third Quarter Sales Grow 7% Year over Year to $66.0 Million; Enterprise Content Management Revenues up 10%; Operating Cash Flow of $12.9 Million; Adjusted EPS $0.36

Toronto - August 14, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today reported financial and operating results for the third quarter ended June 30, 2006. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

----------------------------------------------------------------------------------------------------------------
SUMMARY FINANCIAL RESULTS                                                               U.S. GAAP
(Millions of U.S. dollars except share data)

                                                         Three Months Ended                  Nine Months Ended
                                                                    June 30                         June 30
                                                          2006             2005            2006           2005
                                                          ----             ----            ----           ----

Sales                                                    $66.0            $61.7          $192.3          $169.9

Net Income/(Loss)                                         $1.9           ($1.9)            $7.4          ($4.8)

Diluted Earnings/(Loss) Per Share                        $0.11          ($0.11)           $0.42         ($0.28)

Diluted Number of Shares (Millions)                       17.4             17.5            17.4            17.5

Adjusted Net Income (Note)                                $6.3             $5.6           $17.7           $15.4

Adjusted Diluted Earnings Per Share                      $0.36            $0.32           $1.02           $0.88

Adjusted Diluted Number of Shares (Millions)              17.4             17.5            17.4            17.6

-----------------------------------------------------------------------------------------------------------------
 Note:   Adjusted Net Income comprises Net Income/(Loss) excluding amortization of other intangible assets, restructuring and other charges, in-process research and development expense and stock-based compensation expense, net of related taxes and losses carried forward and utilized, and utilized carried forward research and development investment tax credits and expenses.
-----------------------------------------------------------------------------------------------------------------


"I'm very pleased with another quarter of strong financial performance," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "Our ongoing success is the result of the unique and compelling value proposition we bring to the marketplace. On August 4th we announced that we had reached an agreement to be acquired by Open Text in a transaction that offers immediate liquidity to our shareholders. We are confident that upon closure of the acquisition that the combined company will continue to be a global leader providing state of the art enterprise software solutions to the world's leading corporations and professional services firms. We are enormously proud of what we have built at Hummingbird over the past two decades, and we know that our customers are at the heart of the Hummingbird story. We are absolutely committed to working with Open Text to deliver a seamless transition for our customers, and for our employees. In the meantime, we continue to maintain our strong customer focus and deliver the best ECM and Connectivity solutions, service and support in the market."


Financial Highlights
--------------------

Total sales for the quarter ended June 30, 2006 were $66.0 million, representing an increase of 6.9% from the quarter ended June 30, 2005. Enterprise Content Management revenues for the quarter were $49.6 million, a 10.4% increase from the same quarter last year. Connectivity revenues for the quarter were $16.4 million, compared to the $16.8 million for the third quarter last year. Total license revenues were $28.4 million, compared to $28.3 million in the third quarter of 2005.

Adjusted net income(1) in the current quarter was $6.3 million, compared to $5.6 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.36, compared to $0.32 for the corresponding period last year.

During the quarter the company recorded other charges totaling $3.0 million for transaction costs incurred related to Symphony Technology Group's offer to acquire Hummingbird pursuant to a plan of arrangement. In addition, the company recorded restructuring charges of $0.2 million for severance and related costs incurred after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies.

Operating expenses for the current quarter excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $49.3 million, compared to $46.9 million in the third quarter of the previous fiscal year. For the third quarter of fiscal 2006, Hummingbird reported a net income of $1.9 million, compared to net loss of $1.9 million for the same quarter in 2005. The diluted earnings per share of $0.11 in the current quarter compares to a diluted loss per share of $0.11 for the third quarter of the prior year.

Sales for the nine months ended June 30, 2006 were $192.3 million, an increase of 13.2% over the previous year. Enterprise Content Management revenues for the current nine months were $141.6 million, up $21.9 million or 18.3% from the same period last year.

Operating expenses excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $144.0 million for the first nine months of fiscal 2006, compared to $128.0 million in the same period last year. Net income for the current nine month period was $7.4 million resulting in diluted earnings per share of $0.42, compared to a net loss of $4.8 million and a diluted loss per share of $0.28 in the nine months ended June 30, 2005.

Adjusted net income for the nine months ended June 30, 2006 was $17.7 million compared to $15.4 million in the same period in 2005. Adjusted diluted earnings per share, based on adjusted net income, was $1.02 compared to $0.88 for the nine months ended June 30, 2005.

Total assets as at June 30, 2006 were $409.3 million, compared to $399.4 million as at March 31, 2006. The Company's cash position, including short-term investments, was $113.0 million as at June 30, 2006. Cash flow from operations generated in the current quarter was $12.9 million.

(1)Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the quarterly performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.


Other
-----

Hummingbird Continues to Gain Market Share
------------------------------------------
On July 5 the Company announced that independent research firm Gartner had ranked Hummingbird in the top five in market share among more than 60 vendors that Gartner tracks in the ECM market. Additionally, Gartner identified that Hummingbird has demonstrated one of the highest content management software revenue growth rates among the leading vendors at 20.4%, nearly double the growth rate for the overall content management software market. This recognition from Gartner confirms that Hummingbird's vertical and horizontal solutions built on the Company's leading ECM platform are successfully differentiating Hummingbird from its peer group of competitors.

Open Text to Acquire Hummingbird
--------------------------------
On August 4, 2006 the Company announced that it has entered into a definitive agreement pursuant to which Open Text Corporation will acquire all of Hummingbird's outstanding shares in an all-cash transaction valued at US$27.85 per share, or approximately US$489 million. The Board of Directors has unanimously approved the transaction and Hummingbird's Board is unanimously recommending that shareholders vote in favour of the transaction. Hummingbird expects to send an information circular relating to the transaction to shareholders later in August. A copy of the agreement providing for the transaction will be filed with Canadian and U.S securities regulators and will be available at www.sedar.com and at www.sec.gov.

The transaction is to be carried out by way of a statutory plan of arrangement and will be subject to the approval of two-thirds of the votes cast by Hummingbird's shareholders at a meeting of shareholders, currently expected to be held in late-September, as well as court approval. The transaction is also subject to certain other customary conditions, including the receipt of regulatory approvals. The proposed transaction is expected to close in early-October, shortly after receipt of shareholder and court approvals.


About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.

Hummingbird Contacts
--------------------

Inder Duggal                                      Dan Coombes
Chief Financial Officer                           Director, Investor Relations
Hummingbird Ltd.                                  Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                       Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                      dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                          -----------------------------------
                                                    (Registrant)

Date:  August 15, 2006                    By:   /S/ INDER P.S. DUGGAL
       -------------------                      -----------------------------
                                                Name:   Inder P.S. Duggal
                                                Title:  Chief Financial Officer